UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2016

Commission File Number: 000-53445

KB Financial Group Inc.

(Translation of registrant’s name into English)

84, Namdaemoon-ro, Jung-gu, Seoul 04534 Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F    ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Change in the Number of Shares Owned by the Largest Shareholder of KB Financial Group Inc.

On October 19, 2016, KB Financial Group Inc. (“KB Financial Group”) reported that the number of shares owned by its largest shareholder, the Korean National Pension Service, increased from 36,826,207 shares of common stock (representing a 9.53% equity stake) to 40,655,531 shares of common stock (representing a 9.72% equity stake) following a comprehensive stock swap (the “Stock Swap”) pursuant to which one common share of Hyundai Securities Co. Ltd (“Hyundai Securities”) was exchanged for 0.1907312 common share of KB Financial Group.

The number of shares of KB Financial Group owned by the Korean National Pension Service as of October 19, 2016, which is the date of the Stock Swap, is calculated by adding the number of shares of KB Financial Group owned by the Korean National Pension Service before the Stock Swap (36,826,207 shares as of August 12, 2016) and the number of shares of KB Financial Group allotted to the Korean National Pension Service pursuant to the Stock Swap (calculated by multiplying the swap ratio of 0.1907312 to 20,077,073 shares of Hyundai Securities owned by the Korean National Pension Service before the Stock Swap).

The number of share of KB Financial Group owned by the Korean National Pension Service before the Stock Swap is based on the shareholder registry of KB Financial Group as of August 12, 2016. The number of shares of Hyundai Securities owned by the Korean National Pension Service before the Stock Swap is based on the number of shares of Hyundai Securities with respect to which voting rights were exercised by the Korean National Pension Service at the extraordinary general meeting of shareholders of Hyundai Securities held on October 4, 2016.

For further details regarding the Stock Swap, please see the Prospectus filed with the Securities and Exchange Commission under cover of Form CB on September 21, 2016 and the Report of Material Event furnished under cover of Form 6-K on August 2, 2016, as amended on September 1, 2016.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KB Financial Group Inc.
(Registrant)

Date: October 19, 2016	By: /s/ Jungsoo Huh
(Signature)

	Name:	Jungsoo Huh
	Title:	Senior Managing Director